SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

September 23, 2015

VIA E-MAIL AND EDGAR

Ms. Mary A. Cole

Ms. Sheila Stout

Ms. Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation Registration Statement on Form N-2 filed on November 25, 2014 (File Nos. 333-200595; 814-00924)

Dear Mses. Cole and Stout:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 17, 2015 (which comments also reflect a number of follow-up discussions we had with the Staff on subsequent dates), regarding the Company’s Registration Statement on Form N-2, as filed on November 25, 2014 (the “Registration Statement”). The Staff’s comments reflect its review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed on March 5, 2015 (the “Form 10-K”) and the financial statements included therein, which financial statements will be included in an amendment to the Registration Statement. The Staff’s comments are set forth below in italics and are followed by the Company’s response.

ACCOUNTING COMMENTS

1.	Comment: In connection with any distributions to the Company’s stockholders that would constitute a return of capital, please confirm that the Company is in compliance with Rule 19a-1 under the 1940 Act.

Response: The Company hereby confirms that it is in compliance Rule 19a-1 under the 1940 Act. In addition, the Company sends each stockholder a statement on Internal Revenue Service Form 1099-DIV (or such successor form) at the end of each calendar year identifying the source of its distributions (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital).

Mary A. Cole

Sheila Stout

Division of Investment Management

September 23, 2015

2.	Comment: We note that a number of portfolio companies in the Company’s schedule of investments have the word “holding” in their entity name. In this regard, we refer the Company to the October 2014 IM Guidance Update, “Investment Company Consolidation” which states, in part:

“In reviewing registration statements and financial statements, the staff has observed a number of BDCs that have wholly owned subsidiaries, for example, in order to facilitate investment in a portfolio company. Certain of these BDCs do not consolidate such subsidiaries, even though the design and purpose of the subsidiary (e.g., a holding company) may be to act as an extension of the BDC’s investment operations and to facilitate the execution of the BDC’s investment strategy. As part of the registration statement and financial statement review process, the staff has generally suggested BDCs consolidate such subsidiaries because the staff believes that consolidation provides investors with the most meaningful financial presentation in those statements.”

The Company should review the above-referenced IM Guidance Update and confirm to the Staff that none of the Company’s holding company investments are an extension of the Company’s investment operations nor are they designed to facilitate the execution of the Company s investment strategy. If the Company cannot confirm the same, please advise the Staff if the Company has considered whether or not it needs to consolidate these investments?

Response: The Company has reviewed the October 2014 IM Guidance Update, “Investment Company Consolidation” (the “IM Guidance”) and confirms that its holding company investments are not an extension of its investment operations nor are they designed to facilitate the execution of its investment strategy, in each case as outlined in the IM Guidance. In this regard, none of the holding companies of the Company’s holding company investments were created for or in contemplation of the Company’s investment therein or a subsidiary thereof. Also, please be advised that none of the Company’s holding company investments identified by the Staff in the schedule of investments are wholly or substantially wholly owned by the Company.

3.

Comment: We refer to the following disclosure regarding the reimbursement of organizational and offering expenses on pages 29 and 30 of the Form 10-K: “[P]ursuant to the terms of the Investment Advisory Agreement, we have agreed to reimburse SIC Advisors for any such organizational and offering expenses incurred by SIC Advisors not to exceed 1.25% of the gross subscriptions raised by us over the course of the offering period…” Please confirm in correspondence that any such reimbursement paid to SIC Advisors LLC by the Company is subject to the three year recoupment period set forth in

Mary A. Cole

Sheila Stout

Division of Investment Management

September 23, 2015

the Company’s Expense Support Agreement with SIC Advisors LLC. Please also confirm that all such reimbursement made to date have been made within the three year time period from the date that such costs were incurred.

Response: The Company hereby confirms that all reimbursements of organizational and offering expenses paid to SIC Advisors to date have been made within the three year time period from the date that such costs were incurred. Moreover, the Company advises the Staff on a supplemental basis that as of February of 2015, SIC Advisors has been repaid in full by the Company for all organizational and offering expenses incurred by SIC Advisors.

4.	Comment: We refer to the following disclosure regarding the reimbursement of organizational and offering expenses on pages 89-90 of the Form 10-K: “[F]or the year ended December 31, 2014, if net Expense Support Payments of $5,222,096 were not made by SIC Advisors, approximately 18% and 26% of the distributions would have been a return of capital, respectively.” Please add disclosure noting that such amounts would have been a return of capital “for GAAP purposes”.

Response: The Company will update the disclosure accordingly on a going forward basis. See, e.g., page 15 and page 148 of the Registration Statement.

5.	Comment: We refer to the Company’s Consolidated Statement of Assets and Liabilities. Please add a line item under liabilities for fees payable to directors of the Company.

Response: The Company advises the Staff on a supplement basis that it pays the director fees prior to each quarter end, and therefore there are no payable amounts to report at the end of each period.

6.	Comment: We refer to the Cash and Cash Equivalents line item in the Company’s Consolidated Statement of Assets and Liabilities. To the extent any of the assets that fall under that line item are comprised of short term interest bearing instruments, such as Treasury bills, please identify any such holdings in the Schedule of Investments. Please also confirm in correspondence that all of the assets that fall under the Cash and Cash Equivalents line item are either comprised of cash proceeds or deposits in liquid proceeds.

Response: The Company will update the disclosure accordingly on a going forward basis. Furthermore, the Company confirms that all of the assets captured under the Cash and Cash Equivalents line item are cash proceeds or deposits in a liquid money markets account. See page F-13 of the Registration Statement.

7.	Comment: We refer to the “Other fee income” line item in the Company’s Consolidated Statements of Operations and the corresponding Note in the Company’s Notes to

Mary A. Cole

Sheila Stout

Division of Investment Management

September 23, 2015

Consolidated Financial Statements. Please specify in the Notes to Consolidated Financial Statements that “other fee income” is comprised of origination fees, structuring fees or similar fees that are non-recurring fee sources and that such fees are received on a transaction by transaction basis, and do not constitute a regular stream of income.

Response: The Company will update the disclosure accordingly on a going forward basis. See page F-51 of the Registration Statement.

8.	Comment: We refer to the table on page F-34 of the Form 10-K that presents quantitative information about Level 3 fair value measurements of the Company’s investments, and in particular, the reference to the valuation techniques therein. Please describe the difference between the “income approach” and “enterprise valuation analysis” valuation techniques in correspondence.

Response: The Company advises the Staff on a supplemental basis that the income approach valuation technique refers to the use of a discounted cash flow (“DCF”) to determine the fair value of an investment. The DCF considers the cash flows expected to be received over the term of the investment. These cash flows include, but are not limited to, coupon payments (cash and/or PIK), contractual mandatory payments (e.g. amortization payments) and voluntary payments (e.g. unexpected partial repayments). Under a DCF analysis, cash flows are discounted with risk adjusted discount rates that consider current market yields, changes to a subject company’s credits factors (e.g. collateral), changes in reference rates (e.g. LIBOR) and other factors. The various factors considered in connection with an income approach analysis as described above will be reflective of market participant considerations in accordance with relevant fair value guidance provided by Accounting Standards Codification (“ASC”) Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”).

Enterprise valuation analysis considers a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure. To estimate the enterprise value of the portfolio company, the Company weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things, valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. With respect to debt securities, the enterprise valuation analysis is applied in situations where the facts and circumstances point to recovery as the principal exit market for the security, rather than an exit through a sale of the debt instrument to a third party in

Mary A. Cole

Sheila Stout

Division of Investment Management

September 23, 2015

the normal course of business. The various factors considered in connection with an enterprise valuation analysis as described above are reflective of market participant considerations in accordance with relevant fair value guidance provided by ASC 820.

9.	Comment: We refer to the table on page F-34 of the Form 10-K that presents quantitative information about Level 3 fair value measurements of the Company’s investments, and in particular the “Range (weighted average) column therein. Please note that the line items entitled “Senior secured second lien notes” and Warrants/Equity” appear to be missing ranges as they only contain one valuation figure. Please either correct or explain the basis for the omission of a range.

Response: The Company advises the Staff on a supplemental basis that the line items identified by the Staff represent a valuation figure for a single asset and therefore there is no range to report. The Company will revise the table on a going forward basis so that it is clear that where a line item only reflects a single asset there will be no range of values presented. See page F-36 of the Registration Statement.

10.	Comment: We refer to the table on page F-34 of the Form 10-K that presents quantitative information about Level 3 fair value measurements of the Company’s investments, and in particular the disclosure related thereto that states as follows: “Significant increases in market yields would result in significantly lower fair value measurements.” Please revise this disclosure by deleting the word “significant”.

Response: The Company will update the disclosure accordingly on a going forward basis. See page F-36 of the Registration Statement.

11.	Comment: The Staff makes reference to the minimum usage fee in connection with the TRS and the Company’s response to the Staff’s comment number 16 from its letter dated December 23, 2014. The Staff notes that it may have follow up comments in the future.

Response: The Company acknowledges the Staff’s comment.

12.	Comment: The Staff makes reference to the Schedule of Investments relating to the TRS reference assets on page F-38 to F-40. The “Coupon Rate” column in the Schedule of Investment notes that the interest rate on these loans is subject to a base rate, plus “LIBOR”. However, as there are separate LIBOR rates reported for different maturities, it is not clear which LIBOR rate applies to the particular loans. Please identify the specific LIBOR rate used for each individual loan.

Response: The Company will update the disclosure accordingly on a going forward basis. See pages F-39 to F-41 of the Registration Statement.

Mary A. Cole

Sheila Stout

Division of Investment Management

September 23, 2015

13.	Comment: The Staff makes reference to the following disclosure on page F-46: “For the years ended December 31, 2014, 2013 and 2012, the Company recorded net Expense Support Reimbursements of $5,222,096, $3,939,251, and $1,465,910, respectively, on the consolidated statements of operations and gross Expense Support Reimbursements of $6,759,600 for the year ended December 31, 2014.” Please explain difference between the gross and net figures.

Response: The Company advises the Staff on a supplemental basis that the Expense Support Reimbursements calculation under the Company’s Expense Support Agreement is done on a monthly basis. Therefore, in any given quarter there can be three separate monthly calculated amounts of Expense Support Reimbursements due to SIC Advisors, three separate monthly calculated amounts of Expense Support Reimbursements due from SIC Advisors, or any combination thereof. For fiscal quarters in which there was a combination of monthly calculated amounts of Expense Support Reimbursements due to and due from SIC Advisors, the amount disclosed is the net amount of such figures. With respect to the Company’s fiscal year ended December 31, 2014, the total Expense Support Reimbursements due from SIC Advisors was $6,759,600, which reflects the gross amount. However, when the Expense Support Reimbursements of $1,537,504 due to SIC Advisors are factored in, the net Expense Support Reimbursements for the fiscal year ended December 31, 2014 equals $5,222,096.

14.	Comment: The Staff makes reference to the table on page F-48 under “Note 11. Commitments and Contingencies” in the Company’s Notes to Consolidated Financial Statements that identifies the investments in the Company’s portfolio that contain debt investments in the form of lines of credit and unfunded delayed draw commitments, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. Please confirm that the unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting, which in pertinent part provided as follows:

•	In making senior loan investments, the regulated investment company (“RIC”) might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

•	Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation.

•	For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

Mary A. Cole

Sheila Stout

Division of Investment Management

September 23, 2015

•	The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements.

•	Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

Response: The Company confirms that its unfunded commitments are accounted for in accordance with the comments discussed at the January 2006 AICPA Expert Panel Meeting.

15.	Comment: We are currently reviewing whether various types of unfunded commitments issued by business development companies should be treated as “senior securities” for purposes of Section 18 of the 1940 Act. Prior to any final determination by us with respect thereto, we request that the Company confirm that it (1) has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are currently outstanding and (2) will not sell additional shares of its common stock unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale.

As an alternative to the foregoing, the Company may elect to treat its unfunded commitments as “senior securities” for purposes of Section 18 of the 1940 Act. In the event that the Company selects this alternative, please confirm to us that the Company is currently in compliance with the asset coverage requirement contained in Section 18 of the 1940 Act (the “Asset Coverage Requirement”) and will be in compliance therewith when it issues or sells shares of its common stock.

Finally, please provide us with quantitative support of the Company’s compliance with the selected alternative with respect to the Company’s currently outstanding unfunded commitments and, if alternative 1 above has been selected by the Company, specifically identify to us the cash and/or liquid assets being used to cover the Company’s currently outstanding unfunded commitments.

Response: The Company hereby confirms that it (1) has elected to treat its unfunded commitments as “senior securities” for the purposes of Section 18 of the 1940 Act and is currently in compliance with the Asset Coverage Requirement and (2) will not sell additional shares of its common stock unless it is in compliance with the Asset Coverage Requirement immediately after such issuance or sale.

Mary A. Cole

Sheila Stout

Division of Investment Management

September 23, 2015

In addition, set forth below is the requested quantitative support for the Company’s current compliance with the Asset Coverage Requirement based on the election noted above and based on the Company’s assets, borrowings, and unfunded commitments as of June 30, 2015:

Total Assets Less Liabilities Other Than Borrowings and Unfunded Commitments	$1,120,929,744
Borrowings	$481,591,963
Unfunded Commitments	$18,254,641
Total Borrowings and Unfunded Commitments	$499,846,604
Asset Coverage	224%

*        *        *

We have been advised by the Company that it acknowledges that:

•	it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

Cc:	Steven B. Boehm

Payam Siadatpour